May 30, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jan Woo, Attorney-Advisor

Re: Marathon Patent Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Form 8-K
Filed January 22, 2014
File No. 000-54652

Dear Ms. Woo:

Marathon Patent Group, Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 9, 2014 (the “Comment Letter”) relating to the Form 10-K and Form 8-K referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Company's Form 10-K originally filed with the Commission on March 31, 2014 (the “Amended 10-K”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K for the Fiscal Year Ended December 31, 2013
Item 1. Business, page 1

1.	Please provide the duration of your patents or patent portfolios in future filings. Alternatively, provide your analysis of why this information is not required.

Response 1:

In response to the Staff’s comment, the Company will provide the earliest, median and latest patent expiration dates of its patents in future filings, to the extent applicable.  We also note that other companies in the Company’s industry such as Vringo, Inc. (NYSE MKT: VRNG), Pendrell (NASDAQ: PCO), Acacia (NASDAQ: ACTG), and VirnetX Holding Corp (NYSE MKT: VHC) provide information about their patents and patent portfolios in a similar manner. The Company will also consider disclosing its patent portfolios by respective categories in its future filings.

2.
We note that two customers accounted for approximately 55% of your revenue for the year ended December 31, 2013. In this section and in a prominently-positioned risk factor in future filings, please ensure that you discuss your past revenue concentration and highlight that a small number of customers have historically accounted for a large portion of your revenues.

Response 2:

In response to the Staff’s comment, the Company has included in the Amended 10-K, a risk factor addressing the historically small number of customers which account for a large portion of our revenues.  Please see page 13 of the Amended 10-K.  The Company also confirms that it will provide a comparable risk factor in its future filings, to the extent applicable.

3.
Please tell us what consideration you have given to providing a description of the material terms of any agreement with IP Navigation Group LLC, a key supplier of your patent opportunities, including any revenue-sharing arrangements. Further, tell us what consideration you have given to filing the agreements as exhibits pursuant to Item 601 (b)(10) of Regulation S-K. In this respect, tell us whether you believe these are related party agreements given the relationship between IP Navigation Group LLC, which was founded by Erich Spangenberg, and TechDev Holdings, LLC, a principal shareholder whose shares are beneficially held by Audrey Spangenberg. For additional guidance, please consider Question 105.05 of our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations.

Response 3:

Upon review of the Schedule 13G that TechDev Holdings, LLC, Erich Spangenberg and Audrey Spangenberg filed with the Commission on May 8, 2014, the Company believes that TechDev Holdings, LLC, Erich Spangenberg and Audrey Spangenberg are affiliates, and the Company will report them as such in future filings, to the extent applicable.

In addition, the Company has added a description of the  advisory services agreement dated  May 13, 2013  between the Company and IP Navigation Group, LLC (of which Erich Spangenberg is CEO) (the “Advisory Services Agreement”) in the related party transaction footnote of the Amended 10-K and has filed the  Advisory Services Agreement as Exhibit 10.62 to the Amended 10-K.  The Company will also include a description of the material terms of the Marathon Opportunity Agreement dated May 2, 2014 between the Company and Erich Spangenberg in its Quarterly Report on Form 10-Q for the period ended June 30, 2014 (the “2nd Quarter 2014 10-Q”) and will file such agreement as an exhibit to the 2nd Quarter 2014 10-Q.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Patent Acquisitions, page 22

4.
In future filings please ensure that you discuss all of the material terms of your patent acquisition agreements including, but not limited to, a discussion of the types of patents acquired and the types and amounts of consideration remitted.

Response 4:

The Company confirms that it will discuss all of the material terms of its patent acquisition agreements including, but not limited to, a discussion of the types of patents acquired and the types and amounts of consideration remitted in future filings, to the extent applicable. The Company reserves the right to seek confidential treatment of certain terms of such acquisition agreements after consulting with its legal counsel.

Results of Operations, page 25

5.
Please briefly describe the nature of the payments from your customers that contributed approximately 55% of your revenue. To provide context concerning the activities that resulted in this portion of your revenue, explain in each instance the extent to which the revenue was from recurring or non-recurring licensing fees, exclusive or non-exclusive licenses, litigation settlement payments, sales of technology or other transactions that you concisely summarize. Additionally, please provide your analysis of whether agreements related to these transactions are required to be filed by Item 601(b)(10) of Regulation S-K. Lastly, please include this type of discussion in future filings.

Response 5:

The Company has added the following disclosure in the Results of Operations section on page 25 of the Amended 10-K:

“As of December 31, 2013, two customers accounted for 100% of the Company's net accounts receivable.  Revenues from two customers accounted for approximately 55% of the Company's revenue for the year ended December 31, 2013.  There were no revenues in 2012.  The Company derived these revenues from the one-time issuance of non-recurring, non-exclusive, non-assignable licenses to two different entities and their affiliates for certain of the Company’s patents.  While the Company has a growing portfolio of patents, at this time, the Company expects that a significant portion of its future revenues will be based on one-time grants of similar non-recurring, non-exclusive, non-assignable licenses to a relatively small number of entities and their affiliates.  Further, with the expected small number of firms with which the Company enters into license agreements, and the amount and timing of such license agreements, the Company  also expects that its  revenues may be highly variable from one period to the next.”

The Company enters into confidential settlement agreements with third party defendants. Accordingly, the Company believes that it is not industry norm to publicly file such agreements in its public filings and that the public disclosure of such settlement agreements would adversely affect the Company and its shareholders since third party defendants would be reluctant to settle with the Company if the terms of such settlement agreements were publicly disclosed.

6.
Please tell us what consideration you have given to filing or incorporating by reference your patent purchase agreements with TeleCommunication Systems, Inc. and Intergraph Corporation from whom you acquired patent portfolios in September 2013. For additional guidance, refer to Question 146.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response 6:

The patent purchase agreements with TeleCommunication Systems, Inc. and Intergraph Corporation were filed as exhibits to the Registration Statement on Form S-1 that the Company filed with the Commission on December 31, 2013.  The Company inadvertently did not include exhibits incorporating by reference the TeleCommunication Systems, Inc. and Intergraph Corporation agreements in its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013. The Company has included such agreements on the Exhibit Index to the Amended 10-K and has also filed the agreements with the pricing information and other material and relevant terms un-redacted as exhibits to the Amended 10-K.  Simultaneously with the filing of the Amended 10-K, the Company has also withdrawn its confidential treatment request with respect to these agreements.

Signatures

7.
Please tell us who served as your controller or principal accounting officer at the time of the filing. Be advised that any person who occupies more than one position should indicate each capacity in which he or she signs. See General Instruction D.2 to Form 10-K.

Response 7:

As noted in the Chief Financial Officer Certifications signed by Mr. Richard Raisig that were filed concurrently with the  Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013, Mr. Raisig served as the Company’s Principal Accounting and Financial Officer at the time of filing.  On April 14, 2014, Mr. Raisig resigned as the Company’s Principal Financial and Accounting Officer.  On May 15, 2014, Mr. Francis Knuettel II was appointed as the Company’s Principal Financial and Accounting Officer, and accordingly, Mr. Knuettel has executed the Amended 10-K and the certifications in such capacity.

Form 8-K filed January 22, 2014
Exhibit 99.1

8.
We note that the investor presentation dated January 2014 filed in a Form 8-K on January 22, 2014 states that you "believe that over the next 3 to 5 years [y]our current patent asset base may generate aggregate revenue in excess of $100 million." Please tell us the basis for your statement, whether you have independent support for your projection, and the underlying assumptions. Tell us also the uncertainties and limitations of your projection and how you intend to update investors on the progress of your goal.

Response 8:

The Company’s projected revenue set forth in the investor presentation dated January 2014 filed in a Form 8-K on January 22, 2014, was based on comprehensive analysis of the Company’s patent portfolio and the projected median revenue potential with respect to the assets that were at the time of disclosure under Marathon's ownership and control. The following detailed analysis was undertaken by the Company’s management prior to establishing its internal projections:

1)	Understand the claimed invention that the patent(s) cover.

2)	Find evidence of use of the claimed invention by third party products.

3)	Analyze the use of the Company’s claimed invention within the potential infringing products.

4)	Analyze and document the value of the infringing products to the companies that make, use, sell or offer for sale the infringing products.

5)
Calculate the apportioned value of the Company’s invention to the overall value of the infringing product to the market and the companies that are making, using, selling or offering for sale the infringing product.

6)	Calculate a reasonable royalty rate that would have likely been negotiated at the time that infringement commenced between the patent owner and infringing companies.

7)	Model the potential licensing revenue for each infringing company over the period of the remaining life of the infringed patent as well as a six-year look back from potential date of notice.

8)
Provide appropriate discounts based on timing of potential settlements with universe of infringing companies, as well as potential work-around product that could be used by infringing companies in lieu of the current infringing products.

9)	For each potential infringing company, the Company models the revenue across a period of time relating to the expected litigation time frame (usually 2-5 years).

10)	Each subsidiary is then rolled into a comprehensive set of integrated financial projections.

Additional assumptions that are taken into account, include the Company’s past litigation and settlement experience with all of the infringing companies, which federal district litigation is likely to be filed on behalf of the  applicable Company subsidiary, the litigation team that the subsidiary retains, the Company’s cost to acquire the IP and recent case law from the Supreme Court of the United States, Federal Circuit courts or influential district courts.

Modifications of the assumptions occur periodically.  Potential court decisions on the Company’s cases or related cases might cause the Company to alter our projections.  As the Company enters into litigation settlements or achieves judicial outcomes, the revenues derived by the Company in connection with such settlements will collectively be reported in the Company’s periodic reports. Accordingly, investors will be updated on the Company’s results and be able to assess the accuracy of the estimate on a quarterly basis through the Company’s periodic reporting. The Company will also consider revising from time to time the information used in future investor presentations to the extent results vary markedly or assumptions become out of date.

The Company hereby acknowledges that:

•           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Yours truly,

Edward Schauder